

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 28, 2008

Mr. Enzo Taddei
Chief Financial Officer
Logica Holdings, Inc.
82 Avenue Road
Toronto, Ontario M5R 2H2, Canada

> **Re**: **Logica Holdings, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2006**
> **Filed May 15, 2007**
>
> **Form 10-QSB for the Quarter Ended September 30, 2007**
> **File No. 0-50621**

Dear Mr. Taddei:

We have reviewed your supplemental response letter dated February 22, 2008, as well as your filings and have the following comments. As noted in our comment letter dated September 20, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 8-K/A dated July 13, 2007, filed January 24, 2008

Report of Independent Registered Public Accounting Firm, page F-9

1.   Please revise to include an audit opinion that identifies and is signed by the issuing firm.

Plays on the Net and Subsidiaries

Balance Sheet as of December 31, 2006

Note 3. Equipment, page F-20

2.   We refer to your asset "Work in Process" of $396,853 as of December 31, 2006, which appears to consists of expenditures for the development of a computer software project. Please tell us in more detail about the nature of these costs and specifically how you met the criteria set under SOP 98-1 for capitalization.

Note 4. Intangible Asset, page F-20

3.   We refer to your intangible asset, "Publishers' Contracts" of $140,450 as of December 31, 2006. Please tell us in detail the nature of this asset, and your basis for capitalization in accordance with GAAP. Please cite the accounting literature that you relied upon in this conclusion.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director